Filed Pursuant to Rule 433
Registration Statement No. 333-193960
December 1, 2015

US$1,000,000,000
Rogers Communications Inc.
Dated December 1, 2015

The following information supplements (or supersedes, to the extent that it is inconsistent therewith) the Preliminary Prospectus Supplement dated December 1, 2015 relating to the below described securities (the “Preliminary Prospectus Supplement”). Capitalized terms used but not defined in this pricing term sheet shall have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Rogers Communications Inc.
Guarantor	Rogers Communications Partnership
Trade Date:	December 1, 2015
Settlement Date:	December 8, 2015 (T+5)[1]
Aggregate Principal Amount:	US$1,000,000,000
Expected Ratings:	Moody’s Investors Service Inc.: Baa1 Standard and Poor’s Rating Services: BBB+ Fitch Ratings Ltd: BBB+
3.625% Senior Notes due 2025 (the “2025 Notes”)
Size:	US$700,000,000
Maturity Date:	December 15, 2025
Coupon:	3.625%
Public Offering Price:	99.252%
Yield to Maturity:	3.715%
Spread to Benchmark Treasury:	1.570%
Benchmark Treasury:	2.250% due November 15, 2025
Benchmark Treasury Price and Yield:	100-30 / 2.145%
Interest Payment Dates:	June 15 and December 15, commencing June 15, 2016
Redemption Provisions:
Make-whole Call: Par Call:	Callable prior to September 15, 2025 at the greater of par or a discount rate of Treasury plus 25 basis points Callable on or after September 15, 2025 at 100%.
CUSIP / ISIN:	775109BE0 / US775109BE00

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	BMO Capital Markets Corp. CIBC World Markets Corp. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. RBC Capital Markets, LLC SMBC Nikko Securities America, Inc.
5.00% Senior Notes due 2044 (the “2044 Notes”)
Size:
US$300,000,000

The 2044 Notes will be part of the same series of notes as the Issuer’s US$750,000,000 principal amount of 5.00% Senior Notes due March 15, 2044 offered and sold by the prospectus supplement dated March 3, 2014 and the accompanying short form base shelf prospectus.

Maturity Date:	March 15, 2044
Coupon:	5.00%
Public Offering Price:	101.700% of face amount, plus accrued interest from and including September 15, 2015 to but excluding the settlement date
Yield to Maturity:	4.887%
Spread to Benchmark Treasury:	1.970%
Benchmark Treasury:	2.875% due August 15, 2045
Benchmark Treasury Price and Yield:	99-05 ½ / 2.917%
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2016
Redemption Provisions:
Make-whole Call: Par Call:	Callable prior to September 15, 2043 at the greater of par or a discount rate of Treasury plus 25 basis points Callable on or after September 15, 2043 at 100%.
CUSIP / ISIN:	775109BB6 / US775109BB60

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	BMO Capital Markets Corp. CIBC World Markets Corp. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. RBC Capital Markets, LLC SMBC Nikko Securities America, Inc.
1 Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade such notes on the date of pricing or the next succeeding business day should consult their own advisor.
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Changes to the Preliminary Prospectus Supplement

The following section is added on page S-31 of the Preliminary Prospectus Supplement, replacing the section entitled “Qualified Reopening” in its entirety:

Qualified Reopening and Amortizable Premium

The 2044 notes will be issued in a “qualified reopening” of the existing 2044 notes for U.S. federal income tax purposes.  Accordingly, the 2044 notes will be considered to have the same issue date as the existing 2044 notes and to be issued at par, even though, considered separately, the 2044 notes will be issued at a premium equal to the excess of the offering price of the 2044 notes (excluding pre-issuance accrued interest) over their principal amount.

Generally, a U.S. Holder may elect to amortize such premium as an offset to stated interest income in respect of the 2044 notes, using a constant yield method prescribed under applicable Treasury regulations, over the remaining term of the 2044 notes, subject to certain limitations.  If you elect to amortize the premium, you must reduce the basis in the 2044 notes by the amount of the aggregate amortization deductions allowable for the premium.

If you make an election to amortize bond premium, such election will apply to all debt instruments that you own at the beginning of the first taxable year to which the election applies and to all debt instruments that you thereafter acquire, in each case, other than debt instruments the interest on which is excludible from gross income.  You may not revoke an election to amortize bond premium without the consent of the IRS.
The rules relating to amortizable premium, the determination of the accrual period for any such premium and the effect of an election to amortize premium are complex, and prospective investors should consult their own tax advisor regarding the application of these rules in their particular circumstances.

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Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1 (800) 831-9146, J.P. Morgan Securities LLC collect at 1 (212) 834-4533,  Scotia Capital (USA) Inc. toll-free at 1 (800) 372-3930 or TD Securities (USA) LLC toll-free at 1 (855) 495-9846.